UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                   SECURITIES OF SMALL BUSINESS ISSUERS Under
            Section 12(b) or 12(g) of The Securities Exchange Act of
                                      1934

                        Electronic Control Security Inc.
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                 (Name of Small Business Issuer in its charter)

         New Jersey                                             22-2138196
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(State or other jurisdiction of                               (I.R.S. Employer
incorporation or organization)                               Identification No.)

790 Bloomfield Avenue, Clifton, New Jersey                         07012
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 (Address of principal executive offices)                        (Zip Code)

Issuer's telephone number (973) 574-8555
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        Securities to be registered pursuant to Section 12(b) of the Act
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   Title of each class                 Name of each exchange on which registered

__________________________________     _________________________________________

__________________________________     _________________________________________

        Securities to be registered pursuant to Section 12(g) of the Act.

                     Common Stock, par value $.001 per share
                 -----------------------------------------------
                                (Title of Class)

                    -----------------------------------------
                                (Title of Class)

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                                     PART I

Item 1. DESCRIPTION OF BUSINESS.

Introduction.

      Electronic Control Security Inc. ("we" or "us") was incorporated under the laws of the State of New Jersey in 1976. We and our wholly owned subsidiaries design, manufacture and market security detection equipment for correctional, commercial and industrial use and provide consulting and advisory services with respect to risk assessment, including threat, vulnerability and criticality analysis. Our product line includes:

      o perimeter detection equipment (pulsed infrared, fiber-optic, thermal and video detection);

      o high-speed data communications network equipment which integrates access control, perimeter infra-red detection systems, video assessment, and video badging systems;

      o computer security systems which detect entry into a computer network;

      o     vehicle and vessel tracking devices;

      o     asset tracking devices; and

      o     a personal identification and location system.

      Many of our products are designed to protect a site against terrorism, theft and arson. We market our products to large correctional facilities, government facilities such as military bases, nuclear power stations, airports and private corporations including international oil producers and high technology companies desiring to protect trade secrets and prevent intrusion into facilities.

Risk Factors.

      Set forth below are certain risks and uncertainties relating to our business. These are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business. If any of the following risks actually occur, our business, operating results or financial condition could be materially adversely affected.

WE REQUIRE ADDITIONAL FUNDS TO IMPLEMENT OUR CURRENT PLANS AND FINANCE FUTURE GROWTH

      We have developed a business plan to grow our company which assumes that we will have additional capital available to us. Our business model encompasses:


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

      o     the engagement of additional marketing and sales personnel;
      o     product development;
      o     software development;
      o     adding dealers-installer worldwide; and
      o     the acquisition of laboratory and testing equipment.

      In addition, we plan to repay certain outstanding accounts and to retain cash for working capital. We anticipate that we will require approximately $1,050,000 to implement fully our business plan and growth strategy.

      We will seek to obtain additional funds through sales of equity and/or debt, or other external financing in order to fund our current operations and to achieve our business plan. We cannot assure that any additional capital resources will be available to us, or, if available, will be on terms that will be acceptable to us. Any additional equity financing will dilute the equity interests of existing security holders. If adequate funds are not available or are not available on acceptable terms, our ability to execute our business plan and our business could be materially and adversely affected.

WE MAY FACE RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS, INVESTMENTS, STRATEGIC PARTNERSHIPS OR OTHER VENTURES, INCLUDING WHETHER SUCH TRANSACTIONS CAN BE LOCATED, COMPLETED AND THE OTHER PARTY INTEGRATED WITH OUR BUSINESS ON FAVORABLE TERMS

      As part of our long-term growth strategy, we may seek to acquire or make investments in complementary businesses, technologies, services or products or enter into strategic relationships with parties who can provide access to those assets, if appropriate opportunities arise. From time to time, we may enter into discussions and negotiations with companies regarding our acquiring, investing in, or partnering with their businesses, products, services or technologies. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. Acquisitions often involve a number of special risks, including the following:

      o we may experience difficulty integrating acquired operations, products, services and personnel;
      o     the acquisition may disrupt our ongoing business;
      o we may not be able to successfully incorporate acquired technology and rights into our service offerings and maintain uniform standards, controls, procedures, and policies;
      o we may not be able to retain the key personnel of the acquired company;
      o the businesses we acquire may fail to achieve the revenues and earnings we anticipated; and
      o we may ultimately be liable for contingent and other liabilities, not previously disclosed to us, of the companies that we acquire.


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      We may not successfully overcome problems encountered in connection with potential future acquisitions. In addition, an acquisition could materially adversely affect our operating results by:

      o     diluting your ownership interest;
      o     causing us to incur additional debt; and
      o forcing us to amortize expenses related to goodwill and other intangible assets.

      Any of these factors could have a material adverse effect on our business. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions.

WE DEPEND ON OUR RELATIONSHIPS WITH OUR STRATEGIC PARTNERS TO GENERATE A PORTION OF OUR BUSINESS AND REVENUES AND OUR BUSINESS COULD SUFFER IF THESE RELATIONSHIPS ARE TERMINATED

      We have entered into strategic partnerships or teaming arrangements with several large multinational corporations that promote our products and services and incorporate our products into their projects. These strategic partners include The Aerospace Corporation, Allied Signal Corporation, Analytical Systems Engineering Corp., Duke Engineering & Services, Inc., Harris Corp./Electronic Systems Sector, Honeywell Corp., KDN, Kopec, Lau Technologies, Engineered Professional Services, Science Applications International Corporation, Secure Applications Inc., and TRW Systems Integration Group. In the event that we are unable to maintain these strategic relationships for any reason, our business, operating results and financial condition could be materially adversely affected.

OUR SERVICES AND REPUTATION MAY BE ADVERSELY AFFECTED BY PRODUCT DEFECTS OR INADEQUATE PERFORMANCE

      We believe that we offer state-of-the art products that are reliable and competitively priced. In the event that our products do not perform to specifications or are defective in any way, our reputation may be materially adversely affected and we may suffer a loss of business and a corresponding loss in revenues.

IF WE ARE UNABLE TO RETAIN KEY EXECUTIVES OR HIRE NEW QUALIFIED PERSONNEL, OUR BUSINESS WILL BE ADVERSELYAFFECTED

      Our success greatly depends on our ability to attract and retain key technical, sales, marketing, information systems, and financial and executive personnel. We are especially dependent on the continued services of our senior management team, particularly Arthur Barchenko and Mark Barchenko, our President, and Vice President, respectively, and our key


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marketing personnel. The loss of either of these persons could have a materially detrimental effect on us. We have not entered into employment agreements with either of these persons. We do not maintain key person life insurance on any of our personnel. If we fail to attract, hire or retain the necessary personnel, or if we lose the services of any member of our senior management team, our business could be adversely affected.

RISKS OF DOING BUSINESS IN FOREIGN COUNTRIES

      During 1998 and 1999, we generated approximately 40% and 60% of our business from projects which were performed outside the United States. Certain risks attach to operations in foreign countries, some of which are described below:

      Physical Risks

      Many of our projects are undertaken in comparatively dangerous geographic locations such as the Middle East, East Asia and other less developed areas of the world that are subject to political and economic instability. Moreover, our projects generally require us to provide security detection equipment and consulting and advisory services with respect to risk assessment, including threat, vulnerability and criticality analysis to sensitive facilities and installations. Consequently, some of these projects may be the subject of terrorism which may prevent us from completing the project and obtaining payment for our services. Any failure to collect amounts due to us on projects would have a materially adverse affect on our business as we would lose capital and time expended on such projects without the ability to recapture the costs associated therewith.

      Enforcement of Contractual Rights

      We may not be able to enforce all of our contractual rights under certain contracts we enter into with governments or private organizations located in some of the geographic in which we transact business. Any inability to enforce contracts or collect payment from clients located in these areas would have material adverse effect on our business and our results of operations.

      Currency Exchange Rate Fluctuation

      Some of the overseas contracts by which we provide products and services are denominated in currencies other than United States Dollars. As a result, we are subject to the effects of exchange rate fluctuations with respect to any of these currencies. We have not entered into agreements or purchase instruments to hedge our exchange rate risks although we may do so in the future.

      Currency Repatriation Restrictions

      Some of the foreign countries in which our clients are located have or may enact laws


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which restrict conversion of their currencies into United States Dollars. Any inability to convert the entire amount received from contracts performed overseas may limit our ability to utilize revenue generated in such currencies outside of that jurisdiction and restrict us to fund our business activities outside those countries

COMPETITION AND TECHNOLOGICAL ALTERNATIVES

      The industry in which we operate is highly competitive and has become more so over the last several years as security issues and concerns have become a primary consideration at both government and private facilities worldwide. Competition is intense among a wide ranging group of product and service providers, most of which are larger than us and possess significantly greater assets, personnel, sales and financial resources. The principal factors affecting competition in the industry include applied technology, product performance, price and customer service. Any one or more of our competitors or other enterprises not presently known to us could develop technologies and/or products which are superior to ours, significantly underprice our products and technologies and/or more successfully market existing, new or competing products and technologies. To the extent that our competitors are able to achieve any of the foregoing, our ability to compete could be materially adversely affected. We can offer no assurance that we will be able to compete successfully against any of our competitors now existing or which enter the market in the future.

      RISKS RELATING TO OUR STOCK

NO LIQUIDITY FOR COMMON STOCK OR WARRANTS

      Neither our common stock nor warrants are listed for trading on any exchange. Consequently, holders of shares of common stock and/or warrants have no means of liquidating theses securities should they desire to do so. We intend to seek to have our class of common stock listed for trading on the electronic bulletin board of the over-the-counter market at such time as this Form 10-SB is declared effective by the Securities and Exchange Commission. No assurance can be given that we will be able successful in causing the class of common stock to be listed for trading on any market. If we are unsuccessful in obtaining a listing for the shares of common stock, persons holding said shares may have to dispose of the shares in private transactions, hence liquidity would be extremely limited and the price obtained for the shares would not reflect market forces.

POSSIBLE DELISTING OF OUR SECURITIES FROM TRADING ON THE ELECTRONIC BULLETIN
BOARD

      Currently, our Units (each consisting of one share of common stock and one redeemable common stock purchase warrant, as more fully described under the heading DESCRIPTION OF SECURITIES) are listed on the electronic bulletin board of the over-the-counter market. In early 1999, NASDAQ adopted regulations that would prohibit securities that are not registered under


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the Securities Exchange Act of 1934 from trading on any market or electronic exchange, including the electronic bulletin board. Any securities not so registered by the date specified by NASDAQ would be "delisted," that is dropped from the electronic bulletin board from trading. This Form 10-SB is intended to register our class of common stock under the Securities Exchange Act of 1934. However, by law, registration statements such as this Form 10-SB do not become effective until 60 days after filing with the Securities and Exchange Commission. A date 60 days from the filing of this Form 10-SB would extend beyond the current deadline and our Units would be delisted from the electronic bulletin board. If the Units are delisted from trading on the electronic bulletin board and holders of our common stock would have no means of liquidating these securities. Once delisted, we cannot predict when, if ever, the Units or any other class of securities would be re-listed for trading on the electronic bulletin board or any other market or exchange as the approval to re-list any such securities is subject to review by the NASD.

FACTORS OUTSIDE OF OUR CONTROL MAY AFFECT OUR OPERATING RESULTS AND CAUSE OUR QUARTERLY RESULTS TO FLUCTUATE

Our financial results may fluctuate significantly because of several factors, many of which are beyond our control. These factors include:

      o     our failure to keep pace with changing technology;

      o     costs associated with developing new products and services;

      o cost associated with marketing our products and services may increase significantly;

      o government regulations may be enacted which effect how we do business and the products which may be used at government facilities;

      o     downward pressure on prices due to increased competition;

      o     changes in our operating expenses; and

      o     the effect of potential acquisitions.

Fluctuations caused by these and other factors could cause our business to suffer.

WE HAVE NO INTENTION TO PAY DIVIDENDS

      We have never paid any cash dividends on our common stock. We currently intend to retain all future earnings, if any, for use in our business and do not expect to pay any dividends in the foreseeable future.


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

THE FUTURE SALE OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD EFFECT THE MARKET FOR ANY OF OUR PUBLICLY TRADED SECURITIES

      In the event that we are able to obtain a listing for our common stock on an securities exchange, the market price of our common stock could fall if our stockholders sell substantial amounts of common stock, including shares issued upon the exercise of outstanding options. Such sales might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. Please refer to our discussion in "Shares Eligible for Future Sale."

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

      This Form 10-SB may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy, our financing plans and the outcome of any contingencies are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as "may," "believe," "plan," "will," "anticipate," "estimate," "expect," "intend" and other phrases of similar meaning. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Although we believe that our expectations that are expressed in these forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Our actual results could be materially different from our expectations, including the following:

                  - the effect of any new government regulations on our business;
                  - we may not be able to secure funds to implement our marketing strategy;
                  - we may not successfully integrate operations, personnel or assets obtained through acquisitions;
                  - we may fail to compete with existing and new competitors;
                  - we may not adequately respond to technological developments; and
                  -     we may not be able to find needed financing.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this report. These factors are not intended to represent a complete list of all risks and uncertainties inherent in our business, and should be read in conjunction with the more detailed cautionary statements included in this prospectus under the caption "Risk Factors."


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

Industry Overview.

      Traditional markets for our security equipment encompassed correctional facilities and detention centers, and sales to those markets accounted for a significant portion of our revenues during the 1980's. As world terrorism increased over the last ten years, security issues and concerns have become a primary consideration at both government and private facilities. These sources now comprise the material segment of our business and account for a material portion of our revenues.

      The increase in terrorism against United States government facilities and private entities during the last several years has increased security considerations. Terrorism can be perpetrated by direct physical harm to personnel and property, including theft, and indirectly by electronic means through intrusion into computer networks. Terrorism is now perpetrated for political, economic, religious and environmental reasons and virtually every government and multinational corporation is a potential target. The recent spate of terrorism against American interests both within the United States and abroad has heightened awareness of the need to enact countermeasures to prevent the occurrence of such activities. The government and private entities are implementing the safeguards necessary to avert potentially dangerous acts against life and property. In addition, foreign governments and foreign private industry have begun to implement measures to protect against terrorist activities. We will continue to focus on the market, both domestic and foreign, for security systems designed to prevent terrorist activities and expect that this market will continue to grow during the next decade and beyond.

      During our formative years, we derived the material portion of our revenues from sales to correctional and detention facilities. This market has been rejuvenated over the last several years as supported by Justice Department statistics which reveal that though the number of felonies has decreased over the last several years, the number of persons in the correctional population has been increasing because an increased percentage of persons convicted are sentenced to prison terms. In 1995, state prisons operated at approximately 4% above capacity and federal prisons operated at approximately 25% above capacity. During the period 1990 to 1995, the federal and state governments added 213 prisons and 280,000 prison beds, representing an increase of 41% in prison capacity, which nearly kept pace with prison population growth. The United States Attorney General's office has indicated that it will continue to build new prison facilities to manage the increasing prison population. The growth of the prison population and the construction of new prisons in conjunction with increasing costs associated with maintaining a physical security staff, all within a limited budget, necessitates a reliance on on-site security systems such as those which we market. Therefore, we have determined to target the Federal Bureau of Prisons and state correctional agencies to capitalize on this opportunity in the coming years.

Completed Systems and Works in Progress.

      We have completed hundreds of projects since our inception including projects for


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foreign governments, government owned utilities and multinational corporations.
We work on a regular basis for the United States Department of Defense, Department of Energy and nuclear regulated power stations.

Products and Services.

      We market nine separate systems and products, most of which can be adapted, integrated and configured for specific applications as required by the customer. We market a number of these systems and products as a comprehensive, fully integrated, building control security system with a real time, on-line dual redundant central computer network. Our products are designed and manufactured to be:

      o     reliable in harsh weather conditions and

      o     subject to low installation and maintenance costs.

In addition, the sensor systems comprising our products have been designed to provide low nuisance and false alarm rates and are tailored specifically to meet the needs of risk mitigation in high threat environments. We believe that we offer the state-of-the-art sensor systems and data communications networks.

      We work with our clients' engineers and architects, the systems integrator, and the construction manager, to develop and design a system to achieve a secure, yet normal environment for a facility. We employ the latest standard off-the-shelf components to develop flexible systems that are cost-effective and state-of-the-art.

      In order to provide our clients with the highest quality and most advanced systems, we incorporate into our projects products and technologies developed or owned by other entities. After we evaluate a project, we will ascertain the most effective and efficient solutions to satisfy a client's requirements. We then examine the range of technologies and products available for the required purpose and select the most appropriate product or technology for the project. We frequently enter into technology transfer agreements covering the technology or product to be used.

      Products:

            Infrared Perimeter Intrusion Detection System ("IPID(TM) System") and Rapid Deployment Infrared Detection System ("RDIDS")

      The IPID(TM) System consists of pulsed infrared sensors that detect an intruder passing through the system's electronic pulsed infrared beams. Once a beam is broken, the sensors automatically transmit an alarm signal to the control center as to the exact zone of intrusion. The IPID(TM) System features a self diagnostic system which differentiates environmental conditions from intruders so that it does not trigger environmental alarms caused by snow, fog, leaves or


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small animals and alarms only when an intruder passes through the infrared beam.
The system detects intruders up to 1,200 feet in dry climate, 400 feet in rain and snow and up to 300 feet in average fog conditions and operates at extreme temperature ranges. Various configurations of IPID(TM) are available and we can tailor the systems to the particular installation. Intruder detection sensor heads are easily affixed on extruded aluminum mounting systems and these poles can be mounted vertically or horizontally, on buildings, at ground level, on top of a fence for terrain following configuration, across sally ports, over water or on roof tops. The system is tamper-proof, and spoofing and jam proof and is impervious to nuisance alarms. The system is built to military specifications and is covered by a 10-year warranty. IPID(TM) Systems are in use at nuclear power facilities, the National Security Agency, the US Department of Energy, the US Department of Defense, the US Department of Transportation, and detention sites.

        We also offer a rapid deployable stand-alone perimeter intrusion detection system similar to the IPID(TM) System, marketed as the RDIDS, wherein the pulsed infrared sensors are placed on portable tripods for mobile use and rapid deployment. The RDIDS system employs a self-contained power source and requires no interconnecting wiring. The RDIDS system is essentially impervious to environmental conditions, standing water, small animals, waving grass and vegetation and operates up to 1200 feet in clear weather and up to 300 feet during average fog conditions. RDIDS is relatively simple to install, align and maintain. RDIDS systems can be used in full stand-alone operation or may be integrated with virtually any existing security annunciation system. The system can operate temporarily on battery power as necessary. The system can be used for immediate protection of exploration teams, pipeline construction sites, military aircraft, temporary base camps, ammunition storage facilities and special operations. All RDIDS carry a ten-year warranty against defects in workmanship and material. These systems are in use at the US Department of Defense sites.

            Fiber Optic Intelligent Detection System ("FOIDS(R)")

      Our FOIDS(R) product consists of a fiber optic sensor cable which can be attached to any barrier, including a fence, wall or roof line, buried in the ground or used beneath carpeting, above drop ceilings, imbedded in walls, in or on any fixed surface. FOIDS(R) sensors are placed on reels which facilitate both deployment and recovery of the system. The FOIDS(R) system is designed to be flexible and zonal detection areas can be configured to extend to a length of 100 to 250 meters and can be located up to 66 kilometers from the power source. The fiber optic sensors used in the system are immune to most external electronic impulses such as radio frequency emissions, static electricity (including lightning), and moisture and ambient temperature variations. Digital processing minimizes nuisance alarms and permits the operator to set the desired probability of detection (i.e., sensitivity to certain conditions or intrusions). The expanded alarm discrimination and sensitivity control features of the FOIDS(R) (and the RDIDS) systems allow the user to fine tune the system and fully optimize the sensor to its environment. FOIDS(R) systems can be equipped with audio "listen-in" capability from each fiber optic sensor to permit quick assessment of alarm conditions. The system can operate temporarily on battery power as necessary. The FOIDS(R) system can be fully integrated with a variety of digital security


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platforms. The FOIDS(R) system was designed to provide long service life with low maintenance requirements.

      FOIDS(R) systems employed with top-of-the-fence-terrain-following-sensors provide fiber optic intrusion detection which can create an environment whereby an 8 foot fence provides 11 1/2 feet of vertical detection.

      The FOIDS(R) and RDIDS systems can be combined to create an easily deployable single-mode optical fiber sensor incorporating the most recent developments in optical and electronic technologies to provide state-of-the-art security in tactical situations where temporary barrier security is required. The electronic and photonic components of these systems are housed in a single enclosure to protect the system from damage or exposure to unfavorable environmental conditions.

      FOIDS(R) systems are in use at Department of Defense, Department of Energy National Security Agency Department of Transportation and detention sites.

      The FOIDS(R) and RDIDS systems incorporate certain technology which we have licensed from each of Lucent Technologies, Inc. and Mason Hanger National, Inc. By agreement dated as of January 15, 1997, Lucent Technologies, Inc. granted to us a nonexclusive right to use certain technology relating to Optical Fiber Sensing Systems covered by United States patent number 4,904,050. Lucent also furnished to us all technical information relating to this technology. The license extends through the term of the patent which is the subject of the license. In consideration of the grant of the license, we (i) paid to Lucent an aggregate of $50,000, (ii) agreed to pay Lucent a minimum continuing annual royalty of $10,000 and (iii) an annual royalty equal to 4.4% of the gross revenues derived from each product sold by us which incorporates the technology. Under the terms of the license, we are entitled to sublicense this technology to any of our subsidiaries.

      By agreement dated March 5, 1997, we purchased from Mason Hanger National, Inc. certain assets relating to the manufacture of the FIODS(R) product line for an aggregate purchase price of $151,500. In addition, we entered into a license agreement with Mason Hanger whereby we obtained a license to use certain intellectual property, consisting of 3 United States patents, which it developed in connection with the FOIDS(R) systems. In accordance with this license, we agreed to pay to Mason Hanger a royalty equal to 5% of the net sales price (defined as the invoice price by purchasers of products incorporating the licensed patents less refunds, credits, taxes and normal trade discounts) for products incorporating the patents licensed to us by Mason Hanger.

            Video Motion Detection System ("VMDS") and Video Assessment Systems ("VAS")

      As an adjunct to its IPID(TM), RDIDS and FIODS(R), systems, we offer video surveillance equipment to ascertain the nature of, and monitor, the announced threat. The sole purpose of a


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perimeter detection system is to reliably sense an intrusion into a prescribed physical area. Once an alarm has sounded, it is the operator's function to confirm that the breach represents a risk requiring some response. The video aspect of the system allows the operator to make a visual corroboration of the breach and to determine whether the breach constitutes a threat (e.g., one man or ten men) or whether the alarm represents something less (e.g., a deer). Upon confirmation of a threatening intrusion, the operator can deploy an appropriate response to that threat. If the perimeter system is not complimented with some form of assessment (i.e., video confirmation), then the response force will follow the same established procedures whether it is a dear or a man or a group of men. The purpose of video assessment is to help the user understand the cause of the alarm so that an adequate and appropriate response can be initiated.

      The Video Motion Detection System ("VMDS") is designed and constructed for outdoor intrusion detection by using closed circuit television ("CCTV") cameras, digital processing and fiber optic links. The CCTV camera field of view, up to 200 meters in length, is divided into discrete cells which remain invisible to the operator until an intruder moves into a field. The system is configured to react to human characteristics of size, speed and direction. Once an intrusion occurs, the operator's attention is drawn to the monitor by graphical and audible warnings. Any cell that has been crossed is highlighted on screen, creating a progress indicator. Multi-directional features enable detection of intruders moving in any direction relative to the camera. Digital processing minimizes false and nuisance alarms caused by small animals, birds and environmental effects such as contrast changes, cloud shadows, wind induced camera vibration, rain and snow.

      VMDS can be integrated with existing security systems and with video motion or video assessment systems and can be used with smoke and fire detection equipment to detect fires indoors (electrical systems) and outdoors, and in hazardous areas under risk of explosion..

      Video Assessment Systems ("VAS") are integrated with other security measures to aid in the assessment of alarm conditions. Constant attention to video monitors can cause security control personnel to lose effectiveness. Using video assessment as an adjunct to intrusion detection can assist in reducing operator fatigue, ensure appropriate response and provide a record of intrusions.

      Key features of our primary VAS include automatic camera selection based on the specific alarm detected; storage of multiple alarm area scenes immediately when the alarm is detected; random access retrieval of stored alarm scenes; cameras positioned to view the same direction as the perimeter system detectors; and real-time viewing of intruded area for comparison with stored alarm scenes.

            Gamma 2000 System

      In February 1998, we entered into an agreement with Rafael Armament Development Authority, a department of the Israeli Ministry of Defense, which developed the GAMMA 2000


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Preemptive Intrusion System. Pursuant to this agreement, Rafael appointed us as the exclusive marketing agent for the Gamma 2000 system in the United States for a three-year period subject to extension for an additional three years which extension would be granted based upon sales volume of the products which is to be determined prior to the end of the initial term of the agreement. The Gamma 2000 system is an electronic surveillance system that detects intruders before they reach the perimeter of a secured zone. The system's field units include a passive infrared ("PIR") sensor, closed circuit digital camera, and projectors for nighttime use. Spaced at regular intervals, the units relay data and real-time video images to a central control unit. The system creates a 15-to 20-meter detection and verification band outside and parallel to a secured perimeter. The system can operate in extreme temperature ranges and in a variety of weather conditions.

      The GAMMA 2000 system integrates with established systems, and, by providing early warning that someone may attempt to breach a perimeter, it increases the difficulties that terrorists or other intruders will encounter in their efforts. The GAMMA 2000 system is suited for border control, military bases, power stations, oil and gas storage facilities, nuclear power plants, industrial sites, prisons and airports or other situations with high-level security demands.

            High Speed Data Communications Network

      Data communications represent the heart of any security system and allow several different systems to be integrated into a single coherent security and detection unit. We market a comprehensive PC based high-speed data communications network which integrates access control, perimeter IDS, video assessment, and video badging systems and which is capable of linking multiple buildings and multiple sites worldwide. Our system is readily expandable and modular and can be operated by the user's own computer server. Systems are available in Windows 95 and Windows NT software platforms and can transmit voice, video and alarm data on a single fiber optic, copper or twisted pair wire. Further, our systems employ hot swappable keyboards, resulting in no down time. These systems can be configured to operate on Ethernet, dedicated telephone lines, by radio frequency communications and satellite communication links.

      The system is in use at the World Trade Center and Brookhaven National Laboratories, among other locations.

            Architectural Security Lighting Systems

      A significant component of any security system includes proper and effective lighting of the area to be protected. As a complement to our security systems, we offer lighting systems which can enhance a facility's security by illuminating areas which otherwise may be subject to infiltration because of darkness or because of their location at some distance away from a facility's main security center. Our lighting systems can be designed for interior and exterior use and can be integrated directly into the security system, for example, by mounting IPID sensors into custom lighting bollards. We work with clients to design appropriate lighting systems for a project and the equipment is built to design specifications. We have designed and developed lighting systems for landscape architects, interior designers, lighting consultants and end-users. We have completed lighting system projects for, among others, the FBI Building in Washington, D.C., the Immigration and Naturalization Service Building in Burlington, Vermont, and the Dartmouth University Medical Center.

            SecureLan

      SecureLan is a local area network (a series of computers linked together by a dual path fiber optic cable or copper wire and herein referred to as a "LAN") physical security system. As more and more entities are linked to the Internet, computer hackers are able to gain illegal access to the entities' computer systems. We have developed a system which identifies an unauthorized access to a LAN and annunciates the intrusion. Any unauthorized access to the LAN will alert the user to shut down the network, thereby denying the intruder access to sensitive or confidential information. A graphical map details the location of the alarm and other pertinent information relating to the intrusion. The active component of the SecureLan is its fiber optic sensor cable which can be trained to sense unauthorized access to the LAN.

            Vehicle and Vessel Protection Systems

      We market systems designed to protect vehicles and vessels by installing or affixing small global postioning system ("GPS") which tracks the position of the item.

      The StarLog 8 is a locating device which is capable of tracking a vehicle or vessel and reporting and logging its location at user-specified intervals in real-time or in batched download. The StarLog 8 consists of an eight channel GPS tracking unit which is installed in the vehicle or vessel and the software necessary to record its location based upon several available mapping options which can be displayed to show position trails and current location. The StarLog 8 has applications in law enforcement, covert surveillance, cargo tracking, fleet management, traffic analysis and billing verification.

            Asset Protection

      We market a radio frequency ("RF") unit which can be affixed to an asset such as a computer or other valuable piece of property. Each RF unit transmits a unique electronic signature to the owner's computer which identifies the property. The software installed in the owner's computer system automatically activates if the property is moved or tampered with. The device's tracking capability displays movement of the property.

            Personal Alarm Devices

      We market a line of personal alarm systems which permit individuals to signal for assistance instantly. The signal transmitted identifies and locates the person in seconds. The

Company hopes to market these devices to hospitals, colleges (for protection of coeds at night), and mental health facilities.

      Consulting Services.

      We furnish consulting and advisory services with respect to risk assessment, including threat, vulnerability and criticality analysis. Our consulting services generally consist of evaluation and then the design and specification of security systems that meet the client's operating and budgetary requirements

Product Design, Manufacturing and Installation.

      We design and develop new products based upon market requirements. We research and assess threat and vulnerability issues at selected facilities within our target markets and we design and engineer our products in-house, with outside consultants as necessary, and in conjunction with joint venture partners to meet the needs of clients within the target markets based upon the results of such research. We purchase the individual components comprising our products from third party suppliers, or subcontract to third parties the manufacture of specific subsystems necessary for a particular product. We assemble and finish our products at our facilities in New Jersey and Alabama. Various aspects of the software programming required in connection with our computer products are designed and written by in-house personnel. We are not dependent on any major suppliers for the components of our products and we believe, should it become necessary, that substitute suppliers for any of the components are readily available.

      We have engaged eighteen dealer-installers with locations in thirty-five countries around the world. These entities serve to market our products in their geographic area and to install our products in client facilities. Our dealer-installers also serve as the support network for product installations. Our major dealer-installers are strategically located in the key growth markets of North and South America, the Asian rim and the Middle East.

Markets for Our Products.

      We have identified a number of major geographic and industrial markets for our products and have developed a marketing plan to access those markets and industries. Generally, private industry and public and government facilities possessing sensitive information, valuable assets or which otherwise may be subject to terrorist threats by virtue of the nature of their business have recognized the need to implement security measures to protect personnel and property. In many instances, laws have been enacted and judicial mandates have been handed down decreeing compliance with some minimum-security standards. We target these entities as well as entities to which we can demonstrate the need for security measures.

      The following represent the primary markets which we target:

      o United States Government and Agencies. The United States Government and many of its departments represent a significant market for our products and has been a significant customer in the past. US Government departments which have purchased our products in the past and to which we currently actively market our products include:

            o The United States Department of Defense and a number of its subdivisions have been using our products for force and asset protection at numerous sites including military bases and installations;

            o The United States Department of Energy in connection with its clean-up program of military bases and government-owned nuclear energy facilities, offer an expansive and varied market for our products;

            o     The Department of Transportation; and

            o Federal Bureau of Prisons. A traditional market for our products has been correctional, justice and penal facilities. Despite the decline in the number of crimes punishable by incarceration, the prison population continues to rise as a greater percentage of convicted felons are sentenced to prison terms. Consequently, additional correctional and penal facilities are constructed annually and the new facilities represent a prime market for the Company's products and services. The Company has made substantial sales to this sector of the economy during its existence and will continue to focus on sales to this industry.

                  In the past, we have marketed and sold products to other United States government departments including the Immigration and Naturalization Services and the National Aeronautic and Space Agency. We will continue to focus on these and other government departments in the future.

      o Large Industrial Facilities and Major Office Complexes. These types of facilities frequently house sensitive data and are the primary locations where research and product development occur. Generally, the management of the multinational corporations which own these facilities are acutely aware of security requirements to protect valuable property and data. The security systems we have installed in these facilities in the past encompass total security packages to create a "smart building." The technologies required to create a smart building in today's environment must address power, lighting, life safety, local area network and wide area network protection and other security systems to create a normal yet secure environment for employees, visitors and service personnel. Our fiber optic and communications systems can be applied to create the smart building.

      o Energy Facilities, Including Nuclear Plants, Power Utilities and Petrochemical

            Pipelines. Nuclear and utility power stations which house sensitive information and dangerous materials represent a large and lucrative market for our products. These entities are critical to the normal function of society and must be protected at all costs. Petrochemical, natural gas and pipeline companies, many of which operate in high risk and remote environments and geographic locations, invest huge sums in the assets necessary to operate those businesses and are taking steps to protect these investments through the acquisition of security equipment and systems.

      o Commercial Airports. Commercial airport security has been at the forefront of security consciousness for many years. There are approximately 1,200 facilities in the United States which the Federal Aviation Agency has identified and mandated for security systems upgrades to be completed over the next several years and we will bid for the provision of products and services to these sites.

      o Foreign/Export Opportunities. Government operations and private industries in foreign countries all have similar security issues which must be addressed and we, along with our strategic teaming partners, continue to seek to penetrate these markets as time and capital warrant. During 1998 and 1999, we generated approximately 40% and 60%, respectively, of our revenues from projects performed outside the United States. We have completed projects in numerous foreign countries including the Russian Federation, Saudi Arabia, Korea, Ukraine, Columbia, Malaysia and Hong Kong. We currently are working on projects in the Brazil, South Korea, Israel, Egypt, Bahrain, Kuwait, Turkey, Greece, a number of African countries and other nations around the world. We believe that the market for our products is as strong or stronger than in the United States and we intend to continue to pursue vigorously opportunities abroad.

Marketing.

      We have developed a multi-tiered marketing plan which allows us to effectively market our products to each of the separate government and industry segments we have identified as target markets both in the United States and internationally. Our marketing strategy highlights its products strengths as they apply to that particular industry.

      The primary goals of our marketing strategy are to

      o broaden the base of potential clients to which we can market our products and

      o validate the efficacy of our product line to those not familiar with our product offerings.

To that end, we have entered into teaming, representative and joint venture relationships with major corporations in each of the industries which comprise our target markets. These entities generally enjoy a strong market presence in their respective industries and we believe that our association with these entities affords us and our products with added credibility.

      We have entered teaming arrangements with The Aerospace Corporation, Allied Signal Corporation, Analytical Systems Engineering Corp., Duke Engineering & Services, Inc., Harris Corp./Electronic Systems Sector, Honeywell Corp., KDN, Kopec, Lau Technologies, Engineered Professional Services, Science Applications International Corporation, Secure Applications Inc., and TRW Systems Integration Group. Each of our teaming partners has expertise in the different industries which we have identified as markets for our products and assist in introducing us to potential clients and purchasers or otherwise include our products as subsystems of a larger project.

      We develop and maintain relationships with large systems integrators such as Lockheed Martin, TRW, Honeywell, Dyne McDermott, Mason & Hanger, Westinghouse, Sandia, Bechtel, Securacom, NISE East, MET Technology and others, and have built a reputation among these companies as a technology resource, technology application and support organization with respect to the security industry. Numerous orders are generated from our association with these entities which are among the largest in the world in their respective fields, conduct business with other large companies in the development and construction of huge projects and have the ability to influence project purchases.

      Members of our management team have many years of experience in the field of security. Each member of the management team is assigned an area and makes direct contact with, and sales proposals to, government and industrial organizations in that area. In addition, we have engaged dealers/sales representatives (many of which also serve as installers of ours products) throughout the United States and around the world to actively market our products to governments and private industry.

      We attempt to develop and maintain relationships and contacts with employees of each of the major government agencies encompassing our target markets and have cultivated such relationships in the past. In addition, we rely on our teaming and strategic partners for introductions to appropriate personnel at these agencies.

      A significant portion of our international business is generated through our network of independent dealer/installers. We have entered into agreements with dealers/installers which allow us to maintain a presence in thirty five countries worldwide. Our agreements generally extend for a period of two years and provide the dealer/installer with discounts from current product prices as an incentive to market our products in their geographic area. We rely on our dealer/installer base to represent us and our product line throughout the world and to apprise us of potential projects which can incorporate our products. In addition, we rely on our dealers/installers to introduce our company and our products to key government and private enterprise personnel in their respective geographic regions.

      We also attend the major trade shows for each industry and advertise in relevant industry publications. If additional working capital becomes available, we will seek to increase our advertising in industry specific publications to create greater name recognition.

Growth Strategy.

      In order to achieve a sustainable and realistic growth rate, we believe that the company must devote additional resources to marketing and product development. Specifically, we intend to:

o Add two persons to our marketing and sales team. We will seek to add two persons to our marketing team who have extensive sales and marketing experience in the areas of marketing to the United States government and the petroleum and chemical markets, as we believe these areas represent the greatest potential for growth in the near and medium term. We believe that additional sales and marketing personnel will allow us to access additional markets and develop the focused marketing efforts required to develop business in our target markets.

o Commence the development of new products and software to support the new and existing products. We intend to develop new products and software to up-grade the current IPID system to a microprocessor system using a Window NT platform. We also intend to up-grade the FOIDS product line by incorporating new hardware and software based on the Windows NT platform. We will use the Window NT software to integrate these systems as well as our video motion detection systems to meet our customers' requirements. We believe that the new products and software will ad sale volume by enabling us to expand product application capabilities, which will result in the expansion of marketing opportunities.

o Expand our base of dealers/installers worldwide. We believe that an effective and cost efficient means of increasing sales is to expand our base of dealers/installers worldwide. These entities serve as our local agents to market products and provide customer support. Furthermore, these entities are familiar with local laws and frequently have local contacts in government and business at decision-making levels. We will seek to expand our international base of dealers/installers by advertising in trade publications, though our company web site and through international customer referrals.

o Purchase laboratory and testing equipment. We intend to purchase certain laboratory and testing equipment which will allow us to enhance and maintain product quality standards and support our extended warranty program.

      We anticipate that we will require approximately $1,050,000 to implement fully our business plan and growth strategy. As yet, we have not identified a source of such funds but will seek to place equity or debt securities to obtain the financing to permit us to implement this plan.

Competition.

      As the government and private industry become increasingly concerned with security issues, the security and anti-terrorism industry has grown accordingly. Competition is intense among a wide ranging group of product and service providers, most of which are larger than us and possess significantly greater assets, personnel, sales and financial resources, but most of which, we believe, specialize in only one or two products or product lines or sales to a limited number of the industries which comprise the market for security products. The principal factors affecting competition in the industry include applied technology, product performance, price and customer service. We believe that we have a competitive advantage over other product and service providers in the industry because:

      o we offer a wide range of products to meet numerous security requirements;

      o our products are flexible (many of our products can be configured to meet specific needs and can be integrated with each other and with and into existing security systems);

      o     our products are reliable;

      o our products are relatively easy and inexpensive to install and maintain;

      o our products do not have high incidence of nuiasance or false alarms, and

      o we have been successful in teaming with large multinational companies which market and incorporate the Company's products in their product offerings, thereby lending credibility to the efficacy of the Company's products.

Employees.

      We employ eighteen (18) individuals on a full-time basis including four
(4) design and engineering staff, seven (7) manufacturing and assembly employees, two (2) marketing employees and five (5) administrative employees. A number of the employees serve in multiple capacities, for example, Arthur Barchenko serves as our President but also is an integral member of the Company's marketing team.

ITEM 2. MANAGEMENT'S DICUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

      Fiscal 1999 Compared to 1998

Results of Operations. Revenues in the fiscal year ended June 30, 1999 were $2,146,722 a decline of 4% as compared to $2,244,924 for fiscal year ended June 30, 1998.

      This revenue decrease was primarily due to a Department of Defense funds shift to cover the costs of the Bosnia and Kosovo missions.

      Cost of goods sold decreased from 60.3% for the period ending June 30, 1998 to 47.3% for the period ending June 30, 1999, and gross profit increased from 39.7% to 52.7% for the same period.

      Selling, general and administrative expenses decreased from $993, 554 for the period ending June 30, 1998 to $953,271 for the period ending June 30, 1999. Net income increased by $19,601 to $187,000 from $167,399. Earnings per share remained at $0.05.

Liquidity and Capital Resources. We have financed our capital requirements through personal loans from Arthur Barchenko and his family members and extending terms of payment from suppliers. For the fiscal year ended June 30, 1999, our working capital deficiency was reduced by $172,645 from $232,724 to $60,079, primarily due to the decrease in cost of goods sold and increase in gross profit.

      Current assets increased by $74,539 from June 30, 1998 to June 30, 1999 and current liabilities decreased by $98,106 during the same period.

      We have no material commitments for purchases or capital equipment at this time. We believe that our working capital and sales revenues will not be sufficient to meet our capital requirements for the foreseeable future. A bank line of credit in the amount of $250,000 will be required to address current needs.

Item 3.  DESCRIPTION OF PROPERTY.

      Our corporate headquarters are located at 790 Bloomfield Avenue, Clifton, New Jersey where we lease approximately 10,000 square feet of space divided among administrative (3,000 sq. feet) and manufacturing (7,000 sq. feet) space. We have leased this space through May 1,, 2008 at a rent of $3,917 per month. We also lease approximately 2,500 square feet of manufacturing space at 260 Finney Drive, Huntsville, Alabama. We have leased this space through June 30, 2002 at a rent of $1,550 per month. We believe that this space is sufficient for our current requirements and that additional space is available on commercially reasonable terms, if necessary.

Item - 4 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth information as of February 25, 2000, regarding the beneficial ownership of Common Stock of (1) each person or group known by us to beneficially own 5% or more of the outstanding shares of Common Stock, (2) each director and officer and (3) all executive officers and directors as a group. Unless otherwise noted, the persons named below have sole voting and investment power with respect to the shares shown as beneficially owned by them.

                                        Amount of
Name of                                 Beneficial                  Percent of Outstanding
Beneficial Owner 1                      Ownership                   Shares of Class Owned
------------------                      ---------                   ---------------------
Arthur Barchenko 2                       893,538                         25.00%
Mark R. Barchenko 3                       19,250                          .005%
Gene Rabois                               50,000                          .014%
Richard Stern                                -0-
Eldon Moberg                                 -0-
Natalie Barchenko 4                      924,749                         26.94%
All officers
and directors as a group (5 persons)     993,999                          27.8%

1. The address for each of the persons named in the foregoing chart is c/o the Company.
2. Includes 93,233 shares of common stock held in a trust for the benefit of Andrew Barchenko of which Arthur Barchenko is the trustee and over which shares he exercises voting control and dispository power.
3.    Mark Barchenko is Arthur Barchenko's son.
4.    Arthur Barchenko and Natalie Barchenko are married

Item - 5 DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Name                          Age          Title
     ----                          ---          -----
Arthur Barchenko                    66          President and Director

Mark R. Barchenko                   43          Vice-President and Director

Richard Stern                       50          Vice-President

Eldon Moberg                        47          Vice-President

Gene Rabois                         55          Director

      All directors hold office until the next annual meeting of stockholders and until their successors have been elected and qualified. The Board of Directors elects the officers annually.

      Arthur Barchenko has been our President and a Director since December 1976. Mr. Barchencko also participates in the management of our subsidiaries. From June 1952 to May 1972, he held various sales and marketing positions at Lightolier, Inc., a company engaged in the manufacturing and marketing of lighting fixtures. During his tenure at Lightolier, Inc., Mr. Barchenko served as the vice president of sales and was responsible for directing a sales force of approximately 150 persons and a support staff of approximately 50 persons. Mr. Barchenko also served as a member of the board of directors and on the executive committee Lightolier, Inc. Prior to organizing Electronic Control Security Inc., Mr. Barchenko co-founded and directed the operations of Bajer Industries, a lighting manufacturing company that was subsequently sold to the Charter Group. He attended New York University and the New School for Social Research.

      Mark Barchenko joined us in 1993 and has served as our Vice-President of Marketing and as a member of the Board of Director since June 1996. Mr. Barchencko also participates in the management of our subsidiaries. Mr. Barchenko has over 20 years experience with our company and is involved in operations as well as marketing and business development. He has been extensively involved in organizational development of our company as well as with the structuring and implementation of policies and procedures in all areas of operations. He has focused his marketing and business development efforts in the areas of the U.S. Air Force, airports, maritime, railroads, pharmaceutical, petrochemical facilities and site remediation. Mr. Barchenko developed a customer base with major master systems integration firms in the government and private market sectors. He also has been directly involved in design and manufacturing of specialty lighting elements and systems and also with various security sensor systems. Mr. Barchenko is active with American Defense Preparedness Association, and American Society of Industrial Society. He served on the Radio Technical Commission for Aeronautics Committee 183 for upgrade of FAR 107.14(a) and (b) as a member of the special access control security task force for the Federal Aviation Administration. Through his affiliation with these entities, Mr. Barchenko develops and maintains contacts with the staff of many of our clients and target clients. Mr. Barchenko holds a U.S. patent entitled "Jet Propulsion Engine Assembly for Aircraft". Mr. Barchenko earned a B.A. Degree form the American University, School of Government and Public Administration in Washington, D.C. in 1978. Mark Barchekno is the son of Arthur Barchenko, our President.

      Richard Stern has served as our Vice-President-Manufacturing since December 1, 1997. He is responsible for the overall management of our manufacturing department, which includes supervising all manufacturing, maintenance and test personnel; manufacturing engineering, including the review and evaluation of new and existing product design in a manufacturing environment; oversight of maintenance of plant equipment and facilities; mechanical package design of new product development; quality control, including the development of test equipment and procedures; production scheduling; shipping and receiving and inventory of all materials and finished products, purchasing and expediting of materials and supplies, and oversight of manufacturing personnel, labor reports. Prior to joining us, Mr. Stern spent 25 years in the data communication and temperature processing fields. He has held managerial positions in manufacturing, engineering, quality control, service, as well as being involved in the design and development of the product lines within these fields.

      Eldon Moberg joined us in 1996 as the Vice President of the FOIDS product division and has served as our Vice-President since July 1, 1999. Mr. Moberg is responsible for establishing the FOIDS manufacturing and test facility in Huntsville, Alabama. His duties include planning and coordinating manufacturing schedules and resources and the provision of technical data for security system design and project cost analysis. Prior to joining us, Mr. Moberg was the Production Supervisor for Mason & Hanger National, Inc. a company engaged in the manufacture and marketing of our FOIDS product line where he initially was a production support technician and performed optical / electronic fabrication and testing of a fiber optic based security system and components. Thereafter, as Production Supervisor, he was responsible for planning and scheduling personnel, materials and equipment to support product manufacture. Other duties included procurement, product acceptance testing QA / QC, inventory control and MRP system operation. Before entering private industry, Mr. Moberg served for twenty years in the United States Army where he gained experience as senior radar repair technician for several Army Air Defense systems, team leader for missile system direct support maintenance and training developer for newly acquired Army missile systems.

      Gene Rabois has served as our Chief Financial Officer and as a member of our Board of Directors since October 1, 1989. He has more that thirty years of progressive experience in accounting and finance, Securities and Exchange Commission financial reporting, installation and management of computer systems and control and administrative of corporate financial affairs. Mr. Rabois currently serves as the Controller for a printing. Mr. Rabois earned a Master of Business Administration, University of Michigan in 1967 and a Bachelor of Business Administration, University of Michigan in 1966.

Item - 6 EXECUTIVE COMPENSATION

      The following table sets forth the information regarding compensation paid (on an annualized basis) for the Named Executive Officer for the periods indicated.

                             SUMMARY COMPENSATION TABLE

Name and Principle Position                 Year                 Salary
---------------------------                 -----                ------
Arthur Barchenko-President                  1999                 $85, 000

No other officer, director or employee received a salary (including cash and other compensation) during 1999 in excess of $100,000.

      Stock Options

      Incentive Stock Option Plan. In 1986, we adopted an Incentive Stock Option Plan which we renewed in 1996 for a second ten-year term. We have reserved 750,000 shares of common stock for issuance under the Stock Option Plan. Our Board of Directors administers the Stock Option Plan but may delegate such administration to a committee of three persons, one of whom must be a member of the Board. The Board or the Committee has the authority to determine the number of options to be granted, when the options may be exercised and the exercise price of the options, provided that the exercise price may never be less than the fair market value of the shares of the Common Stock on the date the option is granted (110% in the case of any employee who owns more than 10% of the combined voting power or value of all classes of stock. Options may be granted for terms not exceeding ten years from the date of the grant, except for options granted to person holding in excess of 5% of the common stock, in which case the options may not be granted for a term not to exceed five years from the date of the grant.

      As of the date hereof, there are 210,000 outstanding options under the Incentive Stock Option Plan. These options are exercisable at prices ranging from $.06 to $.30 and expire from between 2002 to 2010.

      Nonstatutory Stock Option Plan. The Company also has adopted a nonstatutory stock option plan and has reserved 250,000 shares of common stock for issuance to Directors, employees and nonemployees. Options granted pursuant to this plan will be non-transferable and expire, if not exercised within five years from the date of the grant. Options will be granted in such amounts and at such exercise prices as the Board of Directors may determine.

      As of the date hereof, there are 50,000 outstanding options under the Nonstatutory Stock Option Plan. These options are held by one person and are exercisable at a price of $.30 per share. These options expire on January 1, 2010.

Item - 7 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      Since our inception, we have relied on loans from officers, directors, shareholders and their affiliates to assist in the funding of our operations. At December 31, 1999, we owed certain of our officers and directors (and their respective affiliates) an aggregate of $661,203. Of said amount, we owe $524,591.19 to Arthur Barchenko, our President and a member of the Board of Directors, and affiliates of Mr. Barchenko. The loans from Mr. Barchenko and his affiliates are evidenced by a series of agreements which provide for the repayment of the loans with interest rates ranging from no interest to interest computed at a rate of 10% per annum. The principal amount of these loans is repayable over a six-year period (though the lenders have, in the past, extended the repayment dates) as follows:

        Year                                    Principal Due
        ----                                    -------------

        2000                                       $ 84,121
        2001                                       $114,032
        2002                                       $150,623
        2003                                       $145,623
        2004                                       $134,832
        2005                                       $ 31,972

The foregoing amounts do not provide for the payment of interest payable on the principal to be repaid in each such year.

Item - 8 DESCRIPTIONS OF SECURITIES

      General

      Our authorized capital consists of 15,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of Preferred Stock, par value $.01 per share. At February 22, 2000 there were 3,574,000 shares of common stock and no shares of Preferred Stock outstanding. In addition, we have outstanding 1,300,000 Redeemable Common Stock Purchase Warrants. Set forth below is a summary description of certain provisions relating to our capital stock contained in our Certificate of Incorporation and By-Laws and under the Business Corporation Act of the State of New Jersey. The summary is qualified in its entirety by reference to our Certificate of Incorporation and By-Laws and the New Jersey corporation laws.

      Units

      During February 1987, we sold and issued 1,300,000 Units in connection with a public offering of our securities pursuant to the Securities Act of 1933. Each Unit consists of one share of Common Stock and one Redeemable Common Stock Purchase Warrant. The Common Stock and Warrant included in each Unit are separately transferable.

      Common Stock

      Each share of Common Stock entitles the holder thereof to share ratably in dividends and distributions, if any, on the Common Stock when, as and if declared by the Board of Directors, from funds legally available therefor. There are no preemptive, subscription or conversion rights. Upon liquidation, dissolution or winding up of the affairs of the company and after payment of creditors and satisfaction of any amounts outstanding to holders of the Preferred Stock, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of Common Stock. The holders of the outstanding shares of Common Stock are not entitled to cumulative voting and are entitled to one vote per share with respect to all matters that are required by law to be submitted to a vote of shareholders, including the election of Directors. Accordingly, the holders of more than 50% of the outstanding shares of Common Stock will have the ability to elect all of the Directors.

      Preferred Stock

      As yet, no shares of Preferred Stock have been designated by the Board of Directors. The Board of Directors has the authority, without further action by the holders of the Common Stock, to issue Preferred Stock in one or more series and to fix as to any such series the dividend rate, redemption prices, preferences on liquidation or dissolution, sinking fund terms, if any, conversion rights, voting rights and any other preference or special rights and qualifications. Shares of Preferred Stock issued by the Board of Directors could be utilized, under certain circumstances, as a method of raising additional capital, for possible acquisitions or for any purpose. The Board of Directors has not authorized the issuance of any series of Preferred Stock and there are no agreements, understandings or plans for the issuance of any Preferred Stock.

      Warrants

      As a part of the Units issued in our public offering, we issued 1,300,000 warrants to purchase an aggregate of up to 1,300,000 shares of Common Stock and have reserved a like number of shares of Common Stock for issuance upon exercise of such Warrants. Each Warrant entitles the holder to purchase one share of Common Stock at a price of $2.50 per share until February 26, 2001. The exercise prices are subject to adjustment under certain circumstances. The Warrants are subject to redemption on not less than thirty days notice, at a per Warrant price of $.10, provided, the closing price of the Common Stock exceeds $3.50 per share (subject to adjustments for stock dividends) stock splits and the like, for thirty consecutive business days. The closing price is defined as the last reported sales price of the Common Stock on the Over the Counter Bulletin Board or, in the case on any national securities exchange, or if the Common Stock is not listed or admitted to trading on any such exchange, a representative closing bid price in the over-the-counter market. The Warrants are exercisable only if is a currently effective registration statement on file with the Securities and Exchange Commission relating to the shares of Common Stock underlying the Warrants, and only if such shares are qualified for sale under applicable state securities or "blue sky" laws of the jurisdictions in which the various Warrant holders reside. As of the date hereof, none of these warrants have been exercised.

      Notwithstanding the foregoing, Registrant may at its option reduce the exercise price and extend the termination date of the Warrants.

      Shares Eligible for Future Sale

      Currently, only our Units are traded publicly on the Over-the-Counter electronic bulletin board.

      As of the date of this Form 10-SB, we have a total of 3,574,000 shares of common stock outstanding. Of these outstanding shares, 1,374,000 shares are freely tradable, without restriction by or further registration under the Securities Act of 1933 by persons other than our "affiliates," as defined in Rule 144 under the Securities Act.

      All the other outstanding shares of common stock (2,200,000 shares) are "restricted securities" for purposes of the Securities Act and may not be sold unless they are registered under the Securities Act or unless an exemption from registration, such as that provided by Rule 144, is available.

      In addition, all of the 1,300,000 Warrants outstanding are freely tradable without further restriction by or registration under the Securities Act.

      We can make no prediction as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant numbers of shares of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair our future ability to raise capital through an offering of its equity securities.

      Transfer Agent

      Continental Stock Transfer and Trust Company, located at 2 Broadway New York, NY 10004, is the transfer agent and registrar for our common stock and the warrant agent for our warrants.

                                     PART II

Item 1. MARKET PRICE AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      Market Price

      On March 5, 2000 the closing bid price per Unit was $1.31. There is no public trading market for the registrants Common Stock or Warrants.

      The following table sets forth the quarterly high and low closing bid and closing ask prices (in U.S. dollars) for the Units for the period June 30, 1997 through December 31, 1999:

                                Closing Bid
                      High                         Low
                      --------------------------------

1998
JAN. 2
THRU                  .01                          .01
MAR. 31

APR. 1
THRU                  .375                         .01
JUNE 30

JULY 1
THRU                  .375                         .13
SEPT. 30

OCT. 1
THRU                  .25                          .05
DEC. 31

1999
JAN. 4
THRU                  .25                          .0625
MAR. 31

APR. 1
THRU                  .25                          .0625
JUNE 30

JULY 1
THRU                  .50                          .125
SEPT. 30

OCT. 1
THRU                  .25                          .0625
DEC. 31

Source: National Quotation Bureau, LLC

      The foregoing data represents prices between dealers and does not include retail mark-ups, mark-downs or commissions, nor does such data represent actual transactions or adjustments for stock-splits or dividends.

      Dividends

      To date, Registrant has not declared or paid dividends on its Common Stock. Registrant presently plans to retain earnings, if any, for use in its business.

      Trading Market

      The Units trade on the EBB-OTC under the symbol "EKCSU".

      Principal Market-Makers

      On December 31, 1999, there were four active market makers of the Units. The principal market makers of the Units during 1999 have been Grady and Hatch, Sharpe Capital Inc., Fordham Financial MGT, Inc., Hill Thompson Magid and Co. Inc.

      Number of Shareholders of Record

      As of December 3, 1999, there were approximately 484 shareholders of record of the Units, approximately 500 shareholders of record of the Common Stock and approximately 484 holders of record of the Warrants.

Item 2. LEGAL PROCEEDINGS

      We are not party to nor are we aware of any litigation involving the company.

Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

      Not applicable.

Item 4. RECENT SALES OF UNREGISTERED SECURITIES.

      During October 1999, we issued, pursuant to the exemption afforded by
Section 4(2) of the Securities Act of 1933, 100,000 shares of common stock to a financial public relations firm in partial consideration for services to be rendered in our behalf. The shares were issued pursuant to an agreement between us and the public relations firm and were valued at $.0375, an amount equal to 60% of the closing bid price of the Units on the date of issuance.

      Other than the foregoing securities and options issued to officers and employees, we have not issued any securities during the last three years.

Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Our Certificate of Incorporation provides that none of our directors or officers shall be personally liable to the company or any stockholder to the full extent permitted under the corporate laws of the State of New Jersey. Under the Business Corporation Act of the State of New Jersey, no director or officer shall be liable for damages for breach of any duty owed to the company or its shareholders, except that such laws do not relieve a director or officer from liability for any breach of a duty based upon any act or omission (a) in breach of such person's duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in the receipt by such person of an improper personal benefit.

      Additionally, our By-Laws provide for the indemnification of any of our directors, officers and employees by reason of their serving in such capacity against expenses and liabilities in connection with any proceeding involving him/her by reason of his/her being or having been a corporate agent, other than a proceeding by or in the right of the corporation, if (a) such person acted in good faith and in a manner he/she reasonably believed to be or not opposed to the best interest of the corporation, or (b) in a criminal proceeding, if such person had no reasonable cause to believe that his/her conduct was unlawful. In addition, the company may indemnify a corporate agent against expenses and liabilities in connection with any proceeding by or in right of the corporation if he acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interest of the corporation. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any by-law, agreement, vote of stockholders or otherwise. The foregoing provisions of our Certificate of Incorporation may reduce the likelihood of derivative litigation against our directors and officers for breach of their fiduciary duties, even though such action, if successful, might otherwise benefit us and our stockholders.

                                    PART F/S

Contents

--------------------------------------------------------------------------------

Independent Auditors' Report                                        F-1

Balance Sheets as of June 30, 1999 and 1998                         F-2

Statements of Income and Deficit for the years ended
  June 30, 1999 and 1998                                            F-3

Statements of Cash Flows for the years ended
  June 30, 1999 and 1998                                            F-4

Notes to Financial Statements                                    F-5 - F-10

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Electronic Control Security Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Electronic Control Security, Inc. and Subsidiaries as of June 30, 1999 and 1998, and the related consolidated statements of income, deficit, and cash flow for the years then ended. These financial statements are the responsibility of the Company's managment. Our responsibility is to express an Opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We did not observe the physical inventory (stated at $350,031) taken as of June 30, 1997, since that date was prior to our initial engagement as auditors of the Company, and the Company's records do not permit adequate retroactive tests of inventory quantities.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary in the consolidated statements of income, deficit, and cash flows for the year ended June 30, 1998 had we been able to observe the physical inventory taken as of June 30, 1997, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Electronic Control Security, Inc. and its subsidiaries as of June 30, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

DEMETRIUS & COMPANY, L.L.C.

Wayne, New Jersey
October 22, 1999

                        ELECTRONIC CONTROL SECURITY INC.

                                 BALANCE SHEETS

                                  JUNE 30, 1999

                                     ASSETS

                                                           1999         1998
                                                       -----------  -----------
Current assets:
 Cash                                                  $     3,032
 Accounts and contracts receivable, net of allowance
  for doubtful accounts of $-0- and $43,402                 65,890  $   285,584
 Inventories                                               672,302      399,417
 Deferred income taxes                                      27,000       60,000
 Other current assets                                       67,310       15,994
                                                       -----------  -----------
  Total Current Assets                                     835,534      760,995

Property, equipment and purchased software at cost
 net of accumulated depreciation of
 $196,200 and $151,180                                     197,869      109,440
Intangible assets at cost, net of
 accumulated amortization of $12,606 and $8,267             47,451       49,731
Deferred charges at cost, net of
 accumulated amortization of $40,512 and $20,256           122,256       40,511
Due from affiliate                                                       57,726
Deferred income taxes                                      349,000      290,000
Other Assets                                                25,086       32,226
                                                       -----------  -----------
                                                       $ 1,577,196  $ 1,340,629
                                                       ===========  ===========

          LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
 Bank overdraft                                        $    33,043  $    94,079
 Accounts payable and accrued expenses                     646,843      641,508
 Current maturities of long-term debt                       24,000
 Obligation under capital leases                            17,558        6,510
 Payroll taxes payable                                      74,602       81,767
 Income taxes payable                                       15,446       32,646
 Due to affiliate                                           10,133
 Due to officers and shareholders                           73,988      137,209
                                                       -----------  -----------
  Total Current Liabilities                                895,613      993,719

Obligation under capital lease                              31,902       13,710
Long term debt                                              38,000
Due to affiliate                                           192,518      202,651
Due to officers and shareholders                           362,724      308,380
Other liabilities                                          151,795      104,525
                                                       -----------  -----------
  Total Liabilities                                      1,672,552    1,622,985
                                                       -----------  -----------
Shareholders' deficiency:
 Preferred stock, $.01 par value:
 Authorized and none issued      -  5,000,000 shares
 Common stock, $.001 par value:
 Authorized                      - 15,000,000 shares
 Issued and outstanding          -  3,474,000 shares         3,474        3,474
Paid-in capital                                          1,436,498    1,436,498
Accumulated deficit                                     (1,535,328)  (1,722,328)
                                                       -----------  -----------
  Total Shareholders' Deficiency                           (95,356)    (282,356)
                                                       -----------  -----------
                                                       $ 1,577,196  $ 1,340,629
                                                       ===========  ===========

The accompanying notes are an integral part of the statements.

                        ELECTRONIC CONTROL SECURITY INC.

                        STATEMENTS OF INCOME AND DEFICIT

                       YEARS ENDED JUNE 30, 1999 AND 1998

                                                        1999            1998
                                                    -----------     -----------
Revenues                                            $ 2,146,722     $ 2,244,924
Cost of sales                                         1,015,758       1,353,458
                                                    -----------     -----------
   Gross Profit                                       1,130,964         891,466
                                                    -----------     -----------
Operating expenses and other income:
 Selling, general and administrative expense            953,271         993,554
 Interest expense                                        21,069          25,024
 Other income                                            (5,176)       (307,246)
                                                    -----------     -----------
   Total Operating Expenses and Other Income            969,164         711,332
                                                    -----------     -----------
   Income before Provision for Income Taxes             161,800         180,134

Provision (credit) for income taxes                     (25,200)         12,735
                                                    -----------     -----------
   Net Income                                           187,000         167,399

Deficit at beginning                                 (1,722,328)     (1,889,727)
                                                    -----------     -----------
   Deficit at End                                   $(1,535,328)    $ 1,722,328)
                                                    ===========     ===========
Basic and diluted earnings per common share         $      0.05     $      0.05
                                                    ===========     ===========
Number of weighted average
 common shares outstanding                            3,474,000       3,474,000
                                                    ===========     ===========

The accompanying notes are an integral part of the statements.

                        ELECTRONIC CONTROL SECURITY INC.

                            STATEMENTS OF CASH FLOWS

                       YEARS ENDED JUNE 30, 1999 AND 1998

                                                                 1999                   1998
                                                             -----------            -----------
Cash flows from operating activities:
 Cash received from customers                                  2,366,416            $ 2,691,421
 Cash paid to vendors and employees                           (2,191,399)            (2,659,711)
 Interest paid                                                   (21,069)               (25,024)
 income taxes paid                                               (18,000)                   (89)
 Other income                                                      5,176
                                                             -----------            -----------
   Net Cash Provided by Operating Activities                     141,124                  6,597
                                                             -----------            -----------
Cash flows from investing activities:
 Acquisition of property and equipment                           (41,096)               (14,567)
 Software development                                            (57,843)                (7,998)
                                                             -----------            -----------
   Net Cash Used in Investing Activities                         (98,939)               (22,565)
                                                             -----------            -----------
Cash flows from financing activities:
 Proceeds (payments) of loans                                     47,270                (64,751)
 Increase (reduction) of bank overdraft                          (61,036)                92,791
 Payments on notes payable                                       (10,000)
 Payments on lease obligations                                    (6,510)
 Loan payments to officers and shareholders - net                 (8,877)               (12,072)
                                                             -----------            -----------
   Net Cash Provided by (Used in) Financing Activities           (39,153)                15,968
                                                             -----------            -----------
   Net Increase (Decrease) in Cash                                 3,032

Cash at beginning
                                                             -----------            -----------
   Bank Overdraft, at End                                    $     3,032
                                                             ===========            ===========

Supplemental schedule of non cash investing and financing:
                                                                 1999                   1998
                                                             -----------            -----------
Equipment acquired under capitalized lease                   $    35,750            $    10,719

Promissory notes issued in connection with settlement
 relating to investment in partnership                            72,000

The accompanying notes are an integral part of the statements.

                        ELECTRONIC CONTROL SECURITY, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 1999

1.    NATURE OF OPERATIONS

      Electronic Control Security, Inc. (The "Company") is engaged in the design, manufacture and marketing of electronic security and lighting systems for high threat environments. The Company currently offers five separate security and lighting sub-systems: Infrared Perimater Intrusion Detection (IPID(TM)), Fiber Optic Intelligence Detection System (FOIDS(TM)), Automatic Assessment Signal Processor (AASP); Data Comm System/Access Control (DSA(TM)); and an Architectural Lighting Product System. The Company also performs consulting services which consists principally of designing security systems for correctional facilities, and offers design services on both in-house projects and for outside clients. The Company has customers throughout the world.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Principles of Consolidation

      The financial statements include the accounts of Electronic Control Security, Inc. and its subsidiaries, SEM Consultants III, Inc. ECSI International, Inc., ECSI-FOIDS, Inc. and ECSI-DSA, Inc., collectively "the Company". The statements also include one hundred percent of the accounts of ECSI-EAG International, a joint venture until March, 1999. The Company owned a fifty-one percent interest in this joint venture. The remaining Forty-nine percent of ECSI-EAG International was owned by W.T. Sports Ltd. (See Note 6) and was reflected as a minority interest. All significant intercompany accounts and transactions have been eliminated.

      Inventories

      Inventories are stated at the lower of cost (first-in, first-out) or market. Ending inventory is primarily composed of raw materials and work-in-process.

      Property and Equipment and Depreciation

      Depreciation is provided for by straight-line and accelerated methods over the estimated useful lives of the assets, which vary from three to ten years. Cost of repairs and maintenance are charged to operations in the period incurred.

      Earnings Per Share

      Earnings per share for the years ended June 30, 1999 and 1998 are based upon the weighted average of common outstanding. The exercise of stock options and warrants was not assumed as their effect would be anti-dilutive.

      Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        ELECTRONIC CONTROL SECURITY, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 1999

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      Software Purchased

      Software purchased by the Company and utilized in providing contract services is capitalized at cost and amortized on a straight-line basis over three to five years.

      Income Taxes

      The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of the assets and liabilities and their reported amounts in the financial statements. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws as they occur.

      Deferred income taxes reflect temporary differences in reporting assets and liabilities for income tax and financial accounting purposes. These temporary differences arise primarily from net operating loss carryforwards.

      Fair Value of Financial Instruments

      The Company has adopted Statement or Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments" which requires entities to disclose the fair value of financial instruments for which it is practicable to estimate fair value.

      The Company's financial instruments include cash, accounts receivable, accounts payable, accrued expenses, other current liabilities and long-term debt. The carrying values of cash, accounts receivable, accounts payable, accrued expenses and other current liabilities are representative of their fair value due to the short-term maturity of these instruments. The carrying value of the Company's long-term debt is considered to approximate its fair value, based on current market rates and conditions.

      Intangible Assets

      The cost of licenses, trademarks and software development acquired are being amortized on the straight-line method over their useful lifes, ranging from 5 to 15 years. Amortization expense charged to operations was $4,339 and $4,934 for the years ended June 30, 1999 and 1998.

      Start-up Costs

      Deferred charges consisting of advertising, marketing and promotional programs for the FOIDS (TM) system and the United States Military and National Security Agency are capitalized and amortized over one to three years. Amortization expense charged to operations was $20,255 for the years ended June 30, 1999 and 1998.

      Advertising Costs

      Advertising costs are reported in selling, general and administrative expenses, and include advertising, marketing and promotional programs. These costs not deferred at year-end are charged to expenses in the year in which incurred. Advertising costs for the year ended June 30, 1999 and 1998 were approximately $40,000 and $22,000, respectively.

      NET INCOME PER SHARE

      Basic earnings per share has been computed by dividing net income (the numerator), by the weighted-average number of common shares (the denominator) for the period. Such shares amounted to 3,474,000 in 1999 and 1998.

      SEGMENT INFORMATION

      In June 1997, Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 131, "Disclosure About Segments of an Enterprise and Related Information" ("Statement 131"), effective for financial statements for fiscal years beginning after December 15, 1997. Statement 131 establishes standards for the reporting by public business enterprises of financial and descriptive information about reportable operating segments in annual financial statements and interim financial reports issued by shareholders. The Company primarily provides installation services for companies located in high threat environments in need of security systems that are located throughout the world, and considers all of its operations as one segment because expenses support multiple products and services. Management uses one measurement of profitability and does not disaggregate its business for internal reporting.

      Sales to foreign governments and agencies were approximately 60% and 40% of revenues for the years ended June 30, 1999 and 1998, respectively.

                        ELECTRONIC CONTROL SECURITY, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 1999


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

      Reclassifications

      Certain reclassifications of prior years' amounts have been made to conform with the current year presentation.

3.    SHAREHOLDERS' DEFICIENCY

      Common Stock & Warrant

      The Company has a total of 1,300,000 units outstanding consisting of one share of common stock and one redeemable common stock purchase warrant.

      The common stock and warrant included in each unit became separately transferable on February 26, 1988. Each warrant entitles the holder to purchase one share of common stock at a price of $2.50 per share until February 26, 2001. The exercise price is subject to adjustment under certain circumstances.

      The warrants are subject to redemption by the Company, at any time after they become separately transferable from the common stock, on not less than thirty days notice, at $.10 per warrant, provided the closing price of the Company's common stock shall have exceeded $3.50 per share for any thirty consecutive business days prior to such calls from redemption.

      Stock Option Plans

      Pursuant to Statement of Financial Accounting Standard No. 123 (SFAS 123) "Accounting for Stock-Based Compensation" the Company has elected to account for its employee stock option plans under APB Opinion No. 25 "Accounting for Stock Issued To Employees". Accordingly, no compensation cost has been recognized for these plans.

      The Company's stock has not been actively traded in recent years, and there are no market quotes available. Accordingly, it is impractical to compute the effect on earnings, if any.

      a.    Incentive Stock Option Plan

            During September 1986, the Company adopted an incentive stock option plan for which 750,000 shares of common stock have been reserved.

            Under the plan, incentive stock options were granted to certain employees of the Company. These options expire ten years from the date of grant.

            The following table summarizes option plan activity:

                                                                 Option
                                                    Number       Price
                                                  of Shares      Ranges
Outstanding at June 30, 1997                       190,000       $.05  - $.125
Issued                                              40,000       $.10
                                                   -------
Outstanding at June 30, 1998                       230,000       $.05  - $.125
Issued                                              30,000       $.125 - $ .25
                                                   -------
Outstanding at June 30, 1999                       260,000       $.05  - $ .25
                                                   =======

      b.    Nonstatutory Stock Option Plan

            As of June 30, 1999, the Company has a nonstatutory stock option plan with 250,000 shares of common stock reserved as follows:

                                                                 Option
                                                    Number       Price
                                                  of Shares      Ranges
Outstanding at June 30, 1998                             0
Issued                                              10,000       $.25 - $.30
                                                    ------
Outstanding at June 30, 1999                        10,000
                                                    ------

                        ELECTRONIC CONTROL SECURITY, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 1999

4.    INVENTORIES

      Inventories at June 30, 1999 and 1998 consist of the following:

                            1999          1998
                          --------      --------
      Raw materials       $172,746      $237,013
      Work-in-process      169,861        57,904
      Finished goods       329,695       104,500
                          --------      --------
                          $672,302      $399,417
                          ========      ========

5.    PROPERTY EQUIPMENT AND PURCHASED SOFTWARE

      Property, equipment and purchased software also consists of the following:

                                      1999             1998
                                    --------        --------
      Furniture and fixtures        $ 20,844        $ 18,185
      Machinery and equipment        221,420         151,872
      Improvements                     9,296           1,962
      Software                       142,509          88,601
                                    --------        --------
                                     394,069         260,620
       Less Accumulated
        Depreciation                 196,200         151,180
                                    --------        --------
                                    $197,869        $109,440
                                    ========        ========

      Equipment under capital leases included in property, equipment and purchased software are as follows:

      Machinery and equipment       $ 62,832        $ 27,082

       Less Accumulated
         Depreciation                 13,734           6,530
                                    --------        --------
                                    $ 49,098        $ 20,552
                                    ========        ========

6.    NOTE PAYABLE

      On May 17, 1999 the Company issued a promissory note to W.T. Sports Ltd. the former forty-nine percent owner of ECSI-EAG Interational, for $72,000. The note payable was issued to release virtually all assets and liabilities of the joint venture and W.T. Sports, Ltd. and its affiliates.

      The note is payable in thirty-six monthly payments of $2,000 beginning March 26, 1999. The note is non-interest bearing, and collateralized by the IPID(TM) trademark.

7.    RELATED PARTY TRANSACTIONS

      The Company has loans payable to officers, shareholders and an affiliated company which is owned by two shareholders. The loans have various payment schedules and interest rates. Some loans are non-interest bearing and other loans range from 8% to 12%.

      Maturities of related party debt are as follows:

         Years ending June 30:
          2000                   $ 84,121
          2001                    114,032
          2002                    150,623
          2003                    145,623
          2004                    134,832
          2005                     10,132
                                 --------
                                 $639,363
                                 ========

8.    OBLIGATION UNDER CAPITAL LEASES

      Future minimum lease payments for assets under capital leases at June 30, 1999

      Years ending June 30:
        2000                         $18,880
        2001                          18,666
        2002                           9,662
        2003                           9,662
        2004                           9,662
                                     -------
                                      66,532
      Amount representing interest    17,072
                                     -------
    Present Value of Net Minimum
      Lease Payments                 $49,460
                                     =======

                        ELECTRONIC CONTROL SECURITY, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30,1999

9.    COMMITMENTS AND CONTINGENCIES

      Lease Agreements

      Future minimum annual rental payments required under noncancellable operating leases for years after June 30, 1999 are as follows:

      Year ending
      -----------
      2000                $44,000
      2001                 45,000
      2002                 46,000
      2003                 47,000
      2004                 48,000
      Thereafter          193,000

      Rent expense under all operating leases was $67,363 and $64,847 for the years ended June 30, 1999 and 1998.

      Legal Actions

      The Company is currently not involved in any legal actions.

      License Agreements

      In March 1997, the Company acquired intellecutal property, equipment and tooling form Mason & Hanger National, Inc. and a patent license from Lucent Technologies, Inc. for the Fiber Optic Intelligence Detection Systems (FOIDS(TM)). In conjunction with these acquisitions, the Company has two license agreements whereby royalties totaling 9.4% will be paid on revenues from the Fiber Optic Intelligence Detection System (FOIDS(TM)).

      Minimum payments for these agreements are $35,000 annually through March 5, 2007. If minimum payments are not made, the agreements may be terminated. License and royalty expenses were $39,473 and $42,845 for the years ended June 30, 1999 and 1998.

10.   INCOME TAXES

      The provision for taxes for the year ended June 30, 1999 and 1998 includes the following components.

                                     1999        1998
                                   --------    --------
      Federal
       Current                     $ 54,000    $ 36,846
       Deferred                     (20,000)    (15,000)
       Benefits of
        operating loss
        carryforwards               (54,000)     (5,000)

      State
       Current                       39,800      19,889
       Deferred                      (6,000)     (5,000)
       Benefits of
        operating loss
        carryforwards               (39,000)    (19,000)
                                   --------    --------
                                   ($25,200)   $ 12,735
                                   ========    ========

      The components of the deferred tax asset as of June 30, 1999 and 1998 are as follows:

                                               1999
                                      Current        Noncurrent
                                     --------         --------
      Total deferred tax assets       $27,000         $582,000
      Total valuation allowance                       (233,000)
                                     --------         --------

      Net Deferred Tax Asset          $27,000         $349,000
                                     ========         ========

                                               1998
                                      Current        Noncurrent
                                     --------         --------
      Total deferred tax assets       $60,000         $677,000
      Total valuation allowance                       (387,000)
                                     --------         --------

                                      $60,000         $290,000
                                     ========         ========

      The deferred tax asset valuation allowance at June 30, 1997 was $259,000.

                        ELECTRONIC CONTROL SECURITY, INC.

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 1999

10.   INCOME TAXES (Continued)

      The reconciliation of estimated income taxes attributed to operations at the United States statutory tax rate to reported provision for income taxes is as follows:

                                         1999        1998
                                       --------    --------
      Provision for taxes
       computed using alternative
       minimum tax rate in 1998         $54,000    $ 36,846
      State taxes, net of
       Federal benefit                   39,800      19,889
      Utilization of net
       operating loss
       carryforwards:
        Federal                         (54,000)     (5,000)
        State                           (39,000)    (19,000)
      Recognition of deferred
       income tax asset:
        Federal                         (20,000)    (15,000)
        State                            (6,000)     (5,000)
                                       --------    --------
          Provision for
            Income Taxes               ($25,200)   $ 12,735
                                       ========    ========

      At June 30, 1999 the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $1,422,000 and $1,593,000, respectively, expiring through 2011.

11.   CASH FLOWS

      Reconciliation of Net Income to Net Cash Provided by Operating Activities:

                                          1999          1998
      Net income                       $ 187,000     $ 167,399
      Adjustments to reconcile
       net income to net cash
       provided by operating
       activities:
        Deferred income taxes            (26,000)      (20,000)
        Depreciation and
        amortization                      69,424        61,389
        Other income                                  (307,246)
      (Increase) decrease:
        Accounts receivable              219,694       446,497
        Inventories                     (272,885)      (49,386)
        Other current assets             (51,316)      (15,994)
        Other assets                      34,237       (86,444)
      Increae (decrease):
        Accounts payable and
         accrued expenses                  5,335      (122,025)
        Payroll taxes payable             (7,165)      (87,985)
        Income taxes payable             (17,200)       32,646
        Other current
         liabilities                                   (12,254)
                                       ---------     ---------
        Net Cash Provided by
         Operating Activities          $ 141,124     $   6,597
                                       =========     =========

12.   CONCENTRATIONS AND ECONOMIC DEPENDENCY

      The Company had two customers that accounted for 34% of net revenues for the year ended June 30, 1999. One customer accounted for 43% of accounts receivable at June 30, 1999.

      The Company had two customers that accounted for 26% of net revenues for the year ended June 30, 1998 and 58% of accounts receivable at June 30, 1998.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 1999 Compared to 1998

Results of Operations.

Revenues in the fiscal year ended June 30, 1999 were $2,146,722 a decline of 4% as compared to $2,244,924 for fiscal year ended June 30, 1998.

This revenue decrease was primarily due to a Department of Defense funds shift to cover the costs of the Bosnia and Kosovo missions.

Cost of goods sold decreased from 60.3% for the period ending June 30, 1998 to 47.3% for the period ending June 30, 1999, and gross profit increased from 39.7% to 52.7% for the same period.

Selling, general and administrative expenses decreased from $993,554 for the period ending June 30, 1998 to $953,554 for the period ending June 30, 1999. Net income increased by $19,601 to $187,000 from $167,399. Earnings per share remained at $0.05.

Liquidity and Capital Resources

The Company has financed its capital requirements through personal loans from Arthur Barchenko family members and extending terms of payment from suppliers. For the fiscal year ended June 30, 1999, working capital deficiency was reduced by $172,645 from $232,724 to $60,079, primarily due to the decrease in cost of goods sold and increase in gross profit.

Current assets increased by $74,539 from June 30, 1998 to June 30, 1999 and current liabilities decreased by $98,106 during the same period.

The Company has no material commitments for purchases or capital equipment at this time. Management believes that the Company's working capital and sales revenues will not be sufficient to meet its capital requirements for the foreseeable future. A bank line of credit in the amount of $250,000 will be required to address current needs.

The Company Listing

The Company is not listed in the Electronic Bulletin Board.

Corporate Data

Board of Directors

Arthur Barchenko
President and Chief
Executive Officer

Alexander Kloubek
Vice President, Secretary and
System Analyst

Mark R. Barchenko
Vice President,
Business Development

Gene Rabois, C.P.A.


Advisory Board

Anatole Forostenko
Account Manager, Smith Barney

Ross Kelly
President, Security Assistance and
Special Operations

John Kim
President, Unidex Group, Inc.

Corporate Auditors

Demetrius & Company, L.L.C.
Wayne Interchange Plaza I
145 Route 46 West
Wayne, New Jersey 07470-6830


Officers

Arthur Barchenko
President and Chief
Executive Officer

Alexander Kloubek
Vice President, Secretary and
System Analyst

Mark R. Barchenko
Vice President,
Business Development

Richard Stern
Vice President,
Manufacturing, ECSI

Eldon Moberg,
Vice President,
Manufacturing, FOIDS

Transfer Agent and Registrar

Continental Stock Transfer &
Trust Company
2 Broadway, 17th Floor
New York, New York 10004

Corporate Counsel

Ruffa & Ruffa, P.C.
150 East 58th Street
New York, New York 10155

Executive Office

790 Bloomfield Avenue C1
Clifton, New Jersey 07012
Phone: 973-574-8555
Fax    973-574-8562
E-mail ecsi@anti-terrorism.com
Website anti-terrorism.com

Subsidiary

SEM Consultants III, Inc.

                                    PART III

Item 1.  INDEX TO EXHIBITS


Exhibit No.     Description of Exhibit
-----------     ----------------------

3.1             Certificate of Incorporation of Electronic Control Security Inc.

3.2             By-Laws of Electronic Control Security Inc.

3.3             Certificate of Incorporation of SEM Consultants III, Inc.

3.4             By-Laws of SEM Consultants III, Inc.

3.5             Certificate of Incorporation of ECSI International, Inc.

3.6             By-Laws of ECSI International, Inc.

3.7             Certificate of Incorporation of ECSI FOIDS, Inc.

3.8             By-Laws of ECSI FOIDS, Inc.

3.9             Certificate of Incorporation of ECSI-DSA, Inc.

3.10            By-Laws of ECSI-DSA, Inc.

4.1             Specimen Form of Common Stock Certificate.

4.2 Form of Redeemable Common Stock Purchase Warrant issued to public in 1987.

4.3             Form of Qualified Stock Option Certificate.

4.4             Form of Non- Qualified Stock Option Certificate.

10              Material Contracts

10.1 Patent License and Technical Information Agreement Relating to Fiber Optic Sensing Systems dated as of January 15, 1997 between Lucent Technologies Inc. and Electronic Control Security Inc.

10.2 Agreement dated March 5, 1997 between Mason Hanger National, Inc. and Electronic Control Security Inc. relating to the purchase of certain assets relating to the FOIDS Product Line.

10.3            License dated March 5, 1997 between Mason Hanger National, Inc.
                and Electronic Control Security Inc. relating to the license of certain intellectual property used in connection with the manufacture of the FOIDS Product Line.

10.4 Lease Agreement with 580 Brighton Road Associates for space in Clifton New Jersey.

10.5            Lease Agreement with The Theta Group for space in Huntsville,
                Alabama.

10.6            Teaming agreement with Rafael Armament Development Authority.

23.1            Consent of Demetrius & Company, L.L.C.

27.1            Financial Statement Schedule

                                   SIGNATURES

      Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                    ELECTRONIC CONTROL SECURITY INC.


Date:  December 13, 1999            By: /s/ Arthur Barchenko
       -----------------                ------------------------------
                                        Arthur Barchenko, President

                             EXHIBITS TO FORM 10-SB
                        ELECTRONIC CONTROL SECURITY INC.,


                                       36